UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

15027324

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 29 2015 17 REGISTRATIONS BRANCH

SEC FILE NUMBER
8 – 19327

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2014 (MM/DD/YY) AND ENDING May 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DOUGLAS & CO. MUNICIPALS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 EAST 60th Street
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS HARRIS (212) 826-3303
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, DOUGLAS HARRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGLAS & CO. MUNICIPALS, INC., as of MAY 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2018

Susan E. VanVelson
Notary Public

Douglas Harris
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS & CO. MUNICIPALS, INC.

TABLE OF CONTENTS

	Page
Facing Page - Oath or Affirmation	1 - 2
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Notes to Financial Statements	5 - 7

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
Douglas & Co. Municipals, Inc.

We have audited the accompanying statement of financial condition of Douglas & Co. Municipals, Inc. (the "Company") as of May 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Douglas & Co. Municipals, Inc. as of May 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
July 28, 2015

DOUGLAS & CO. MUNICIPALS, INC.
Statement of Financial Condition
May 31, 2015

ASSETS

Cash	$	99,839
Securities owned, at fair value		1,509,969
Receivable from clearing broker		425,479
Fixed assets (net of accumulated depreciation of $81,409)		5,643
Other assets		33,943
Total assets	$	2,074,873

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	113,873
SHAREHOLDER'S EQUITY		
Preferred stock, $1,000 par value; 200 shares authorized, -0- shares issued and outstanding		-
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding		50,000
Retained earnings		1,911,000
Total shareholder's equity	$	1,961,000
Total liabilities and shareholder's equity	$	2,074,873

The accompanying notes are an integral part of these Financial Statements.

1. ORGANIZATION

Douglas & Co. Municipals, Inc. (the "Company") is a registered broker-dealer in municipal bonds with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, it executes both principal and agency transactions for itself and its customers. The Company's proprietary transactions are performed by its clearing broker, Pershing, LLC ("Pershing"). The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to Pershing.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to perform the transaction (counterparty risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures.

The Company introduces its customer transactions to Pershing with whom it has a correspondent relationship for execution and clearance in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that the clearing broker may sustain related to the Company's customers. After May 31, 2015, all amounts related to customer transactions were received by Pershing. Securities purchased by customers in connection with those transactions are held by Pershing as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by Pershing pursuant to the clearance agreement. At May 31, 2015, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Purchase and sales of securities are recorded on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material. Realized gains and losses on security transactions are based on the first-in, first-out or the specific identification method. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

Security transactions and financing with Pershing are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value- Definition and Hierarchy" ("ASC 820") requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

As of May 31, 2015, all of the investments held by the Company are classified as Level 1 securities.

The Company maintains cash and cash equivalents with financial institutions, Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corporation ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Depreciation of fixed assets is provided using straight-line method over the estimated useful lives of the related property.

3. PROVISION FOR INCOME TAXES

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets are computed for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a deferred federal, state, and city deferred income tax asset of approximately $304,000 at May 31, 2015 related to net operating loss carry forwards. A valuation allowance has been established offsetting the $304,000 as the ultimate realization of these benefits is uncertain. The Company had federal net operating loss carryforwards of approximately $869,000 as of May 31, 2015 which begin to expire in 2019. The tax years that remain subject to examination are 2014, 2013, and 2012.

4. COMMITMENTS

The Company leases office space in New York City, under a non-cancelable lease agreement. The lease expires April 30, 2016 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payment on the lease is 87,542 for the year ending May 31, 2016.

5. RULE 15C3-3

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2015, the Company had net capital of $1,844,664 which exceeded the minimum requirement of $100,000 by $1,744,664. The Company's ratio of aggregate indebtedness to net capital ratio was .062 to 1.

7. LIABILITES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of May 31, 2015, the Company had not entered into any subordinated loan agreements.

8. CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuits at May 31, 2015 or during the year then ended.

9. SUBSEQUENT EVENTS

Events have been evaluated through July 28, 2015, the date that these financial statements were available to be issued and no further information is required to be disclosed.